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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d)
and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. 1)*

HSBC Holdings Plc
(Name of Issuer)

Ordinary Shares, nominal value US$0.50 each
(Title of Class of Securities)

404280406
(CUSIP Number)

November 23, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404280406	13G

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 437,067,296
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 437,067,296
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,067,296
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.70%
12	TYPE OF REPORTING PERSON HC, CO

Item 1(a).	Name of Issuer:

HSBC Holdings Plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Canada Square, London E14 5HQ, United Kingdom.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  RBSG is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered office of RBSG is located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

Item 2(c).	Citizenship:

RBSG is organized in the United Kingdom.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value US$0.50 each

Item 2(e).	CUSIP Number:

404280406

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount Beneficially Owned:

RBSG may be deemed to own, beneficially, 437,067,296 shares of the Issuer as of November 23, 2007.

ABN AMRO Bank N.V. is the record owner of 237,303,736 Ordinary Shares of the Issuer (the "Record Shares") as of November 23, 2007.  As ABN AMRO Holding N.V. holds 100% of the shares of ABN AMRO Bank N.V., ABN AMRO Holding N.V. may be deemed to own, beneficially, the Record Shares.  As RFS Holdings B.V. holds 100% of ABN AMRO Holding N.V., RFS Holdings B.V. may be deemed to own, beneficially, the Record Shares.  As RBSG holds 38.28% of the shares of RFS Holdings B.V., RBSG may be deemed to own, beneficially, the Record Shares.

ABN AMRO Mellon Global Securities Services B.V. is the record owner of 138,780,759 Record Shares as of November 23, 2007.  As ABN AMRO Bank N.V. holds 100% of ABN AMRO Mellon Global Securities Services B.V., ABN AMRO Bank N.V. may be deemed to own, beneficially, the Record Shares.  As ABN AMRO Holding N.V. holds 100% of the shares of ABN AMRO Bank N.V., ABN AMRO Holding N.V. may be deemed to own, beneficially, the Record Shares.  As RFS Holdings B.V. holds 100% of ABN AMRO Holding N.V., RFS Holdings B.V. may be deemed to own, beneficially, the Record Shares.  As RBSG holds 38.28% of the shares of RFS Holdings B.V., RBSG may be deemed to own, beneficially, the Record Shares.

The Royal Bank of Scotland plc is the record owner of 56,479,350 Record Shares as of November 23, 2007. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

Adam & Company Investment Management Limited is the record owner of 2,381,808 Record Shares as of November 23, 2007.  As The Royal Bank of Scotland plc holds 100% of Adam & Company Investment Management Limited, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

Coutts & Co is the record owner of 1,379,261 Record Shares as of November 23, 2007.  As National Westminster Bank Plc holds 100% of Coutts & Co, National Westminster Bank Plc may be deemed to own, beneficially, the Record Shares.  As The Royal Bank of Scotland plc holds 100% of National Westminster Bank Plc, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

National Westminster Bank Plc is the record owner of 672,184 Record Shares as of November 23, 2007. As The Royal Bank of Scotland plc holds 100% of National Westminster Bank Plc, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares.  As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

RBS Coutts Bank Limited is the record owner of 25,797 Record Shares as of November 23, 2007.  As RBS Netherlands Holdings B.V. holds 100% of the shares of RBS Coutts Bank Limited, RBS Netherlands Holdings B.V. may be deemed to own, beneficially, the Record Shares.  As National Westminster International Holdings B.V. holds 100% of RBS Netherlands Holdings B.V., National Westminster International Holdings B.V. may be deemed to own, beneficially, the Record Shares.  As National Westminster Bank Plc holds 100% of National Westminster International Holdings B.V., National Westminster Bank Plc may be deemed to own, beneficially, the Record Shares.  As The Royal Bank of Scotland plc holds 100% of National Westminster Bank Plc, The Royal Bank of

Scotland plc may be deemed to own, beneficially, the Record Shares. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

RBS Citizens, National Association is the record owner of 24,158 Record Shares as of November 23, 2007. As Citizens Financial Group, Inc. holds 100% of  RBS Citizens, National Association, Citizens Financial Group, Inc. may be deemed to own, beneficially, the Record Shares.  As RBSG International Holdings Limited holds 100% of Citizens Financial Group, Inc., RBSG International Holdings Limited may be deemed to own, beneficially, the Record Shares.  As The Royal Bank of Scotland plc holds 100% of RBSG International Holdings Limited, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares.  As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

Adam & Company International Limited is the record owner of 14,180 Record Shares as of November 23, 2007.  As Adam & Company Group plc holds 100% of Adam & Company International Limited, Adam & Company Group plc may be deemed to own, beneficially, the Record Shares. As The Royal Bank of Scotland plc holds 100% of Adam & Company Group plc, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially, the Record Shares.

Ulster Bank Dublin Trust Limited is the record owner of 6,063 Record Shares as of November 23, 2007. As Ulster Bank Holdings (ROI) Limited holds 100% of Ulster Bank Dublin Trust Limited, Ulster Bank Holdings (ROI) Limited may be deemed to own, beneficially, the Record Shares. As Ulster Bank (Ireland) Holdings holds 100% of Ulster Bank Holdings (ROI) Limited, Ulster Bank (Ireland) Holdings may be deemed to own, beneficially, the Record Shares. As Ulster Bank Limited holds 100% of the shares of Ulster Bank (Ireland) Holdings, Ulster Bank Limited may be deemed to own, beneficially, the Record Shares.  As National Westminster Bank Plc holds 100% of Ulster Bank Limited, National Westminster Bank Plc may be deemed to own, beneficially, the Record Shares. As The Royal Bank of Scotland plc holds 100% of National Westminster Bank Plc, The Royal Bank of Scotland plc may be deemed to own, beneficially, the Record Shares. As RBSG holds 100% of The Royal Bank of Scotland plc, RBSG may be deemed to own, beneficially the Record Shares.

(b)
Percent of class:  See Line 11 of cover sheet.  The percentage set forth on the cover sheet is calculated based on 11,827,648,993 of Ordinary Shares reported to be outstanding (information provided by FT Interactive Data).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets

(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

RBSG is a parent holding company and a control person filing this Schedule 13G pursuant to Rule 13d-1(c).  The relevant subsidiaries are attached as Exhibit 1 hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc

By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit